Exhibit 12.2

TAMPA ELECTRIC COMPANY

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth Tampa Electric Company’s ratio of earnings to fixed charges for the periods indicated.

	6-months ended Jun. 30, 2006	12-months ended Jun. 30, 2006	Year Ended December 31,
(millions)			2005	2004	2003	2002	2001
Income from continuing operations, before income tax	$124.5	$282.3	$285.7	$274.9	$187.4	$296.8	$275.1
Interest expense	62.9	120.2	114.9	116.0	112.6	80.4	81.8

Earnings before taxes and fixed charges	$187.4	$402.5	$400.6	$390.9	$300.0	$377.2	$356.9

Interest expense	$62.9	$120.2	$114.9	$116.0	$112.6	$80.4	$81.8
Interest on refunding bonds	(0.4)	(0.7)	(0.7)	(0.7)	(0.7)	(0.9)	(1.0)

Total fixed charges	$62.5	$119.5	$114.2	$115.3	$111.9	$79.5	$80.8

Ratio of earnings to fixed charges	3.00x	3.37x	3.51x	3.39x	2.68x	4.74x	4.42x

For the purposes of calculating these ratios, earnings consist of income from continuing operations before income taxes and fixed charges. Fixed charges consist of interest expense on indebtedness, amortization of debt premium and an estimate of the interest component of rentals. Tampa Electric Company had a significant non-cash charge in the 2003 period presented. Reference is made to the financial statements and related notes and the sections titled “Management’s Discussion & Analysis of Financial Condition & Results of Operations” herein as well as in Tampa Electric Company’s Annual Report on Form 10-K for the years presented and any amendments filed thereto.

Interest expense includes total interest expense, excluding AFUDC, and an estimate of the interest component of rentals.